Filed by Multi-Fineline Electronix, Inc.
Pursuant to Rule 425 under the Securities Act of 1933
and deemed filed pursuant to Rule 14a-12
under the Securities Exchange Act of 1934
Subject Company: MFS Technology Ltd.
Commission File No. 000-50812

This Report contains forward-looking statements that involve a number of risks and uncertainties. These forward-looking statements include, but are not limited to, statements and predictions as to our expectations regarding our operating expenses, sales and operations, anticipated cash needs, capital requirements and capital expenditures, payment terms, expected tax rates, results of audits of us in China, needs for additional financing, use of working capital, the benefits of our China operations, anticipated growth strategies, ability to attract customers, sources of net sales, anticipated trends and challenges in our business and the markets in which we operate, the adequacy of our facilities, the impact of economic and industry conditions on our customers and our business, customer demand, our competitive position, critical accounting policies and the impact of recent accounting pronouncements, as well as information pertaining to the offer to acquire the outstanding shares of MFS Technology Ltd (the “Offer”). Additional forward-looking statements include, but are not limited to, statements pertaining to other financial items, plans, strategies or objectives of management for future operations, our financial condition or prospects, and any other statement that is not historical fact, including any statement which is preceded by the word “may,” “might,” “will,” “intend,” “should,” “could,” “can,” “would,” “expect,” “believe,” “estimate,” “predict,” “aim,” “potential,” “plan,” or similar words. For all of the foregoing forward-looking statements, we claim the protection of the Private Securities Litigation Reform Act of 1995. Actual events or results may differ materially from our expectations. Important factors that could cause actual results to differ materially from those stated or implied by our forward-looking statements include, but are not limited to, the impact of changes in demand for our products, our success with new and current customers, our ability to develop and deliver new technologies, our ability to diversify our customer base, our effectiveness in managing manufacturing processes and costs and expansion of our operations, the degree to which we are able to utilize available manufacturing capacity, the impact of competition and of technological advances, whether the Offer is made and completed, and the risks set forth below under “Item 1A. – Risk Factors” in our quarterly report on Form 10-Q for the second quarter of fiscal 2007. These forward-looking statements represent our judgment as of the date hereof. We disclaim any intent or obligation to update these forward-looking statements.

Pending MFS Offer

In March 2006, the Company announced the Offer to acquire all of the outstanding ordinary shares of MFS Technology Ltd (“MFS”), a related party publicly traded in Singapore and a subsidiary of WBL Corporation Limited (“WBL Corporation”). If the Offer closes, it may significantly reduce the Company’s excess borrowing capacity as it may require the Company to incur up to $241,300 in debt. This figure assumes WBL Corporation will tender its MFS shares for stock consideration pursuant to the terms of the Offer, and not for cash. On March 16, 2007, WBL Corporation announced that its board of directors will seek stockholder approval to vote its shares of the Company’s common stock to approve the Offer and to tender its shares of MFS for stock consideration in the Offer. However, if WBL Corporation were to tender its MFS shares for cash instead of stock, an additional $283,000 in cash would be required to be obtained by the Company. If the Offer closes, and if the financial performance of the combined company was to continue to deteriorate, the debt service could result in the combined company not being able to continue as a going concern. As of March 31, 2007 and September 30, 2006 the Company had capitalized $6,920 and $4,450, respectively, in deferred transaction costs relating to the Offer which will be expensed if the transaction is terminated.

Litigation

Although the independent special committee of the Company’s board of directors (the “Special Committee”) and the Company’s board of directors (the “Board”), with Huat Seng Lim, Ph.D., the Group Managing Director (Technology Manufacturing) for WBL Corporation and Mr. Tan Choon Seng, the Chief Executive Officer of WBL Corporation, abstaining, originally recommended and approved the Offer when it was announced in March 2006, they subsequently have withdrawn their recommendation and approval of the Offer. The Special Committee and the Board have determined that the current terms of the Offer are contrary to the best interests of the Company and its unaffiliated stockholders and could substantially harm the Company’s business and operations.

On October 11, 2006, the Company filed a suit in the U.S. District Court for the Central District of California against Stark Investments and its affiliated funds (“Stark”) regarding Stark’s Form 13D. This case was dismissed by the court in December 2006, with leave to amend, and the Company decided not to refile such claim. In addition, on January 19, 2007, Stark and the Company voluntarily agreed to dismiss without prejudice the litigation brought in November 2006 by Stark against the Company, the Special Committee and Philip A. Harding, in which Stark had alleged that the defendants breached their fiduciary duties by interfering with the Company’s stockholder vote on the Offer and sought to enjoin the defendants from taking any action that would compel any of the Company’s stockholders to vote either for or against the Offer. The dismissal without prejudice followed the Company’s extension of the deadline for the fulfillment of the pre-conditions to the Offer from December 31, 2006 to March 31, 2007. The Company has since extended the deadline for the fulfillment of the pre-conditions to the Offer again to June 30, 2007. Both extensions were at the request of the Singapore Securities Industry Council.

On October 17, 2006, the Company filed suit in the Chancery Court for the State of Delaware against WBL Corporation (the Company’s majority stockholder) and certain of its affiliates asserting claims for declaratory and injunctive relief arising from the WBL Corporation undertaking agreement, which expired December 31, 2006, in which WBL Corporation agreed to vote its M-Flex shares in favor of the Offer. The complaint asserted that such relief was necessary to prevent WBL Corporation from taking action which the Company believed would harm the Company and its minority stockholders, in breach of WBL Corporation’s fiduciary duties as a controlling stockholder. On February 2, 2007, the Chancery Court dismissed this action for, among other things, lack of personal jurisdiction.

In addition, from time to time, the Company may be party to lawsuits in the ordinary course of business.

On April 12, 2007, the Company filed Amendment Number 4 to its Form S-4 Registration Statement with the SEC regarding the Offer to acquire all of the outstanding shares of MFS.

Comparison of the Three Months Ended March 31, 2007 and 2006

General and Administrative Expense. General and administrative expense increased by $274,000 from $5.2 million for the three months ended March 31, 2006 to $5.5 million for the three months ended March 31, 2007. This increase is primarily attributable to the litigation expenses related to the Offer. We had capitalized $6.9 million in deferred transaction costs in relation to the Offer as of March 31, 2007, which will be expensed if the transaction is terminated.

Comparison of the Six Months Ended March 31, 2007 and 2006

General and Administrative Expense. General and administrative expense increased from $10.5 million for the six months ended March 31, 2006 to $12.4 million for the six months ended March 31, 2007. The $1.9 million increase was primarily due to the litigation expenses related to the Offer of approximately $1.4 million. In addition, general and administrative expense increased due to administrative headcount additions in China as well as increased stock based compensation expense. We have capitalized $6.9 million in deferred transaction costs in relations to the Offer as of March 31, 2007, which will be expensed if the transaction is terminated.

Liquidity and Capital Resources

Our principal sources of liquidity have been cash provided by operations and borrowings under our various credit facilities. Our principal uses of cash have been to finance working capital, facility expansions and capital expenditures. We anticipate these uses, together with the uses described below if the Offer proceeds, will continue to be our principal uses of cash in the future. Cash and cash equivalents were $20.5 million at March 31, 2007 and $24.5 million at September 30, 2006.

It is our policy to carefully monitor the state of our business, cash requirements and capital structure. We believe that funds generated from our operations and available from our borrowing facilities will be sufficient to fund current business operations as well as anticipated growth over at least the next twelve months; however, there can be no assurance that any growth will occur and unexpected events may result in our need to raise additional capital.

In addition, if the Offer closes, it would likely significantly reduce our excess borrowing capacity, since the Offer could involve the payment of up to $241.3 million in cash (assuming WBL Corporation were to tender its MFS shares for stock consideration pursuant to the terms of the Offer), and we would be required to finance substantially all, or all, of such amount. If the Offer closes and the substantial debt of $241.3 million (assuming all stockholders except WBL Corporation tender for cash) is incurred, the combined company would have to manage substantial debt service payments. If the financial performance of the combined company was to continue to deteriorate, the debt service could result in the combined company not being able to continue as a going concern without restructuring the debt or additional capital.

Quantitative and Qualitative Disclosures About Market Risks

Market risk represents the risk of loss arising from adverse changes in market rates and foreign exchange rates. At March 31, 2007 and September 30, 2006, no amounts were outstanding under our loan agreements with Shanghai Pudong Development Bank and Bank of China and $2.0 million and $4.0 million, respectively, was outstanding under our loan agreement with NLG. The amounts outstanding under these loan agreements at any time may fluctuate and we may from time to time be subject to refinancing risk. We do not believe that a change of 100 basis points in interest would have a material effect on our results of operations or financial condition based on our current borrowing level; however, if we make the Offer and it closes, we will be extremely vulnerable to interest rate risk in the future given the substantial debt we will likely incur.

Litigation

In March 2006, we announced the Offer. Although our Special Committee and Board, with Huat Seng Lim, Ph.D., the Group Managing Director (Technology Manufacturing) for WBL Corporation and Mr. Tan Choon Seng, the Chief Executive Officer of WBL Corporation, abstaining, originally recommended and approved the Offer when it was announced in March 2006, they subsequently have withdrawn their recommendation and approval of the Offer. The Special Committee and Board have determined that the current terms of the Offer are contrary to our best interests and the best interests of our unaffiliated stockholders and could substantially harm our business and operations.

On October 11, 2006, we filed a suit in the U.S. District Court for the Central District of California against Stark regarding Stark’s Form 13D. This case was dismissed by the court in December 2006, with leave to amend, and we decided not to refile such claim. In addition, on January 19, 2007, Stark and M-Flex voluntarily agreed to dismiss without prejudice the litigation brought in November 2006 by Stark against M-Flex, the Special Committee and Philip A. Harding, in which Stark had alleged that the defendants breached their fiduciary duties by interfering with our stockholder vote on the Offer and sought to enjoin the defendants from taking any action that would compel any of our stockholders to vote either for or against the Offer. The dismissal without prejudice followed our extension of the deadline for the fulfillment of the pre-conditions to the Offer from December 31, 2006 to March 31, 2007. We have since extended the deadline for the fulfillment of the pre-conditions to the Offer again to June 30, 2007. Both extensions were at the request of the Singapore Securities Industry Council.

On October 17, 2006, we filed suit in the Chancery Court for the State of Delaware against WBL Corporation (our majority stockholder) and certain of its affiliates asserting claims for declaratory and injunctive relief arising from the WBL Corporation undertaking agreement, which expired December 31, 2006, in which WBL Corporation agreed to vote its M-Flex shares in favor of the Offer. The complaint asserted that such relief was necessary to prevent WBL Corporation from taking action which we believed would harm us and our minority stockholders, in breach of WBL Corporation’s fiduciary duties as a controlling stockholder. On February 2, 2007, the Chancery Court dismissed this action for, among other things, lack of personal jurisdiction.

Risks Related to Our Business

WBL Corporation beneficially owns 60% of our outstanding common stock and is able to exert influence over us and our major corporate decisions.

WBL Corporation beneficially owns 60% of our outstanding common stock. As a result of WBL Corporation’s ownership interest and its influence over the composition of our board of directors, WBL Corporation has influence over our management, operations and potential significant corporate actions. For example, so long as WBL Corporation continues to control more than a majority of our outstanding common stock, it will have the ability to control who is elected to our board of directors each year. In addition, for so long as WBL Corporation effectively owns at least one-third of our voting stock, it has the ability, through a stockholders agreement with us, to approve the appointment of any new chief executive officer or the issuance of securities that would reduce WBL Corporation’s effective ownership of us to a level that is below a majority of the outstanding shares of common stock. As defined in this stockholders agreement, WBL Corporation is deemed to effectively own approximately 56% of our current outstanding stock. Given that WBL Corporation has the ability to block any proposed issuance of shares that would reduce its effective ownership to less than a majority of our common stock, measured on an effective ownership basis, WBL Corporation could preclude us from engaging in an acquisition or other strategic opportunity that we may want to pursue if such acquisition or opportunity required the issuance of our common stock.

This concentration of ownership may also discourage, delay or prevent a change of control of our company, which could deprive our other stockholders of an opportunity to receive a premium for their stock as part of a sale of our company, could harm the market price of our common stock and could impede the growth of our company. To the extent that WBL Corporation beneficially owns a significant portion of our outstanding common stock, even if less than a majority, it will continue to have significant influence over all matters submitted to our stockholders. WBL Corporation is not prohibited from selling a controlling interest in us to a third party, including a participant in our industry, or from buying additional shares of our stock.

WBL Corporation and its designees on our board of directors may have interests that conflict with our interests.

We believe that WBL Corporation and its designees on our board of directors may have interests that conflict with, or are different from, the interests of our other stockholders, including, for example, as a result of WBL Corporation’s substantial ownership of MFS. For example, WBL Corporation has announced that it supports completion of the Offer even though our Special Committee has recommended against it and believes that it could cause substantial harm to us.

These conflicts of interest could include potential competitive business activities, corporate opportunities, indemnity arrangements, registration rights, sales or distributions by WBL Corporation of our common stock and the exercise by WBL Corporation of its ability to influence our management and affairs. If any conflict of interest is not resolved in a manner favorable to our stockholders, our stockholders’ interests may be substantially harmed.

In general, WBL Corporation does not have the ability to prevent us from making operational decisions that do not require stockholder approval; however, WBL Corporation does have the ability to control who is elected to our board of directors each year and therefore can influence decisions that require board approval. In addition, pursuant to our stockholders agreement with WBL Corporation, for so long as WBL Corporation effectively owns at least one-third of our voting stock, it has the ability to approve the appointment of any new chief executive officer or the issuance of securities that would reduce WBL Corporation’s effective ownership of us to a level that is below a majority of the outstanding shares of our common stock.

In general, our certificate of incorporation does not contain any provision designed to facilitate resolution of actual or potential conflicts of interest or to ensure that potential business opportunities that may become available to both WBL Corporation and us will be reserved for or made available to us.

WBL Corporation is currently unable to vote its shares on specified matters that require stockholder approval without obtaining its own stockholders’ and regulatory approval and it is possible that WBL Corporation’s stockholders or the relevant regulators may not approve the proposed corporate action.

WBL Corporation’s ordinary shares are listed on the Singapore Exchange. Under the rules of the Singapore Exchange, to the extent that we constitute a principal subsidiary of WBL Corporation, as defined by the rules of the Singapore Exchange, at any time that we submit a matter for the approval of our stockholders, WBL Corporation may be required to obtain the approval of its own stockholders for such action before it can vote its shares with respect to our proposal or dispose of our shares of common stock. The requirement for WBL Corporation to obtain its stockholders’ approval to accept the Offer was waived by the Singapore Exchange Securities Trading Limited on April 24, 2006. However, WBL Corporation has informed us that it can no longer rely on such waiver and WBL Corporation must now seek its stockholders’ approval to accept or reject the Offer. WBL Corporation has recommended to its shareholders that they approve the Offer, even though our Special Committee has recommended against it.

For the fiscal year ended September 30, 2006, we were a principal subsidiary of WBL Corporation as defined by the rules of the Singapore Exchange, which state that we are deemed a principal subsidiary of WBL Corporation for any given fiscal year that our audited consolidated pre-tax profits consolidated into WBL Corporation accounts for more than 20% of the consolidated pre-tax profits of WBL Corporation during our immediately prior fiscal year. We expect to continue to be a principal subsidiary of WBL Corporation for the foreseeable future.

Examples of corporate action we may seek to take for which we would need to obtain our stockholder approval include:

•	an amendment of our certificate of incorporation;

•	a sale of all or substantially all of our assets;

•	a merger or reorganization transaction; and

•

an issuance of shares of our common stock in an offering other than a public offering at a price less than fair market value if the number of shares being sold exceed 20% of our then outstanding common stock.

To obtain stockholder approval, WBL Corporation must prepare a circular describing the proposal, obtain approval from the Singapore Exchange and send the circular to its stockholders, which may take several weeks or longer. In addition, WBL Corporation is required under its corporate rules to give its stockholders notice of the meeting ranging from 14 to 28 days. Consequently, if we need to obtain the approval of WBL Corporation at a time in which we qualify as a principal subsidiary (including this year), the process of seeking WBL Corporation’s stockholder approval may delay our proposed action and it is possible that WBL Corporation’s stockholders may not approve our proposed corporate action. It is also possible that we might not be able to establish a quorum at our stockholder meeting if WBL Corporation was unable to vote at the meeting as a result of the Singapore Exchange rules.

The rules of the Singapore Exchange that govern WBL Corporation are subject to revision from time to time, and policy considerations may affect rule interpretation and application. It is possible that any change to or interpretation of existing or future rules may be more restrictive and adverse to us than the existing rules and interpretations.

Our manufacturing capacity may be interrupted, limited or delayed if we cannot maintain sufficient sources of electricity in China, or if there is a natural disaster or other catastrophic event in China.

The flexible printed circuit fabrication process requires a stable source of electricity. As our production capabilities increase in China and our business grows, our requirements for a stable source of electricity in China will grow substantially. We have experienced a lack of sufficient electricity supply and expect that we may continue to experience insufficient power supplies in the foreseeable future. Although we have purchased several generators, we cannot be assured that such generators will produce sufficient electricity supply in the event of a disruption in power. Power interruptions, electricity shortages, the cost of diesel fuel to run our back-up generators or government intervention, particularly in the form of rationing, are factors that could restrict our access to electricity in Suzhou, China, the location of our Chinese manufacturing facilities, and affect our manufacturing costs. Any such shortages could result in delays in our shipments to our customers and, potentially, the loss of customer orders and penalties from such customers for the delay.

Our two primary manufacturing facilities are both located in Suzhou, China. MFS has one flexible printed circuit facility in each of Singapore and Malaysia as well as one in China and two printed circuit board facilities in China. Natural disasters or other catastrophic events, including wildfires and other fires, earthquakes, excessive rain, terrorist attacks and wars, could disrupt our manufacturing or operational abilities, which could harm our operations and financial results.

We may have difficulty managing any growth that we might experience.

If we continue to experience growth in our operations, our manufacturing facilities, operational and financial systems, procedures and controls may need to be expanded, which will distract our management team from our business plan and involve increased expenses. Our success will depend substantially on the ability of our management team to manage any growth effectively. These challenges may include:

•	the ability to timely and in a cost-effective manner hire new employees, particularly in our Suzhou, China location;

•	the ability of our management to predict accurately increases or decreases in demand for our products and manage our manufacturing capacity appropriately;

•	maintaining our cost structure at an appropriate level based on the net sales we generate;

•	managing multiple, concurrent manufacturing expansion projects;

•	implementing and improving our operational and financial systems, procedures and controls, including our computer systems;

•	managing operations in multiple locations and multiple time zones;

•

the ability to timely and in a cost-effective manner increase our manufacturing capacity or build new manufacturing facilities in order to meet customer demands, the failure of either of which could cause customers to take their business to our competitors; and

•	the ability to acquire customers in a new line of business.

Our business is capital intensive and the failure to obtain capital could require that we curtail capital expenditures.

To remain competitive, we must continue to make significant investments in capital equipment, facilities and technological improvements. We expect that substantial capital will be required to expand our manufacturing capacity and fund working capital for anticipated growth. We may need to raise additional funds through further debt or equity financings. We may not be able to raise additional capital on reasonable terms, or at all. In addition, under the terms of our stockholders agreement with WBL Corporation, WBL Corporation’s approval is required for the issuance of securities that would reduce its effective ownership of us to a level that is below a majority of the outstanding shares of common stock. If WBL Corporation’s approval is required, it is possible that WBL Corporation may not approve of any transaction we may seek to complete, which could affect whether we are able to complete such a transaction. If we cannot raise the required capital when needed, we may not be able to satisfy the demands of existing and prospective customers and may lose net sales and market share.

The following factors could affect our ability to obtain additional capital on favorable terms, or at all:

•	our existing debt to income levels if we are required to proceed with the Offer and borrow up to approximately $241.3 million to pay a portion of the purchase price for MFS;

•	our results of operations;

•	general economic conditions and conditions in the electronics industry;

•	the perception of our business in the capital markets;

•	our ratio of debt to equity;

•	our financial condition;

•	our business prospects;

•	WBL Corporation’s approval, if required;

•	the international aspects of our business, including the foreign location of a majority of our physical assets and the fact that a majority of our customers are located overseas; and

•	interest rates.

If we are unable to obtain sufficient capital in the future, we may have to curtail our capital expenditures. Any curtailment of our capital expenditures could result in a reduction in net sales, reduced quality of our products, increased manufacturing costs for our products, harm to our reputation, reduced manufacturing efficiencies or other harm to our business.

We may not address successfully problems encountered in connection with any acquisition.

We expect to continue to consider opportunities to acquire or make investments in other technologies, products and businesses that could enhance our capabilities, complement our current products or expand the breadth of our markets or customer base. We have limited experience in acquiring other businesses and technologies. Potential and completed acquisitions and strategic investments involve numerous risks, including:

•	problems assimilating the purchased technologies, products or business operations, including the timely integration of financial reporting systems;

•	problems maintaining uniform standards, procedures, controls and policies;

•	unanticipated costs associated with the acquisition;

•	start-up costs associated with any new line of business we may acquire;

•	diversion of management’s attention from our core business;

•	adverse effects on existing business relationships with suppliers and customers;

•	risks associated with entering new markets in which we have no or limited prior experience;

•	potential loss of key employees of acquired businesses;

•	potential litigation risks associated with acquisitions, whether completed or not;

•	the need to hire additional employees to operate effectively the acquired business, including employees with specialized knowledge; and

•	increased legal and accounting costs as a result of the Sarbanes-Oxley Act.

If we fail to evaluate and execute acquisitions and strategic investments properly, our management team may be distracted from our day-to-day operations, our business may be disrupted and our operating results may suffer. In addition, if we finance acquisitions by issuing equity or convertible debt securities, our stockholders would be diluted. We also may be limited in our ability to finance an acquisition through the issuance of convertible debt or equity as a result of our stockholders agreement with WBL Corporation, which requires WBL Corporation’s approval before we issue securities which would dilute its effective ownership below 50% of our outstanding common stock.

Risks Related to the Market for our Common Stock

Future sales of our common stock in the public market could cause our stock price to fall.

Future sales of our common stock in the public market, or the perception that such sales might occur, could cause the market price of our common stock to decline. As of March 31, 2007, we had 24,534,278 shares of common stock outstanding and 1,278,896 shares subject to unexercised options and restricted stock units that are fully vested. All of these shares are eligible for resale, subject to certain volume limitations. In addition, if the Offer closes, and assuming full acceptance of the Offer and full election of the stock consideration by MFS shareholders, we will issue up to approximately 9.6 million shares of common stock in the Offer (assuming holders of options with respect to 6.3 million MFS shares exercise their options to acquire MFS shares and elect to take the stock consideration), of which approximately up to 4.3 million shares held by stockholders other than WBL Corporation will be freely tradable six months after the closing of the Offer. To the extent any major stockholder sells its shares into the market, the market price of our common stock could decline.

Risks Relating to the Offer to Acquire All of the Issued and Outstanding Shares of MFS

In light of MFS’ recent financial performance, we believe that the consummation of the Offer would cause serious harm to M-Flex.

Our Special Committee and board of directors have withdrawn their recommendation for the Offer because they have determined that the acquisition of MFS under the existing price and current terms of the Offer is not in the best interests of us or our stockholders, and could cause serious harm to our business, financial condition and results of operations. This belief is based on, among other things, MFS’ financial performance since March 2006.

Since the announcement of the Offer in March 2006, MFS’ financial performance has been materially worse than the growth trends that MFS’ management expressed in public filings. Specifically, our Special Committee and board of directors had premised their original approval and recommendation for the Offer on substantially higher estimates of MFS’ operating results than those achieved by MFS in the past year, reflecting the growth trend that MFS’ management had expressed in public filings it expected to continue, barring any unforeseen circumstances.

Following is a brief summary of those results as compared to the comparable period in the prior fiscal year. The financial results for MFS for the quarters ended June 30, 2005 and 2006, September 30, 2005 and 2006, December 31, 2005 and 2006 and March 31, 2006 and 2007 have been obtained from public information filed by MFS with the SGX and have not been subject to audit. This MFS financial information has been included for informational purposes as our Special Committee believes it is relevant to evaluating the trends in MFS’ business. We were not involved in the preparation of such MFS financial information and have not been able to perform due diligence procedures on, or otherwise verify, such financial results.

Reported Financial Results of MFS for the Three-Month Periods Ended June 30, 2005 and 2006

(in millions of Singapore Dollars, except percentages)

	June 30, 2005		June 30, 2006		% Change
	(unaudited)		(unaudited)
Sales	S$	78.5	S$	71.9	(8)%
Gross Profit		11.1		5.8	(48)%
Net Income		6.5		1.0	(85)%

Reported Financial Results of MFS for the Three-Month Periods Ended September 30, 2005 and 2006

(in millions of Singapore Dollars, except percentages)

	September 30, 2005		September 30, 2006		% Change
	(unaudited)		(unaudited)
Sales	S$	93.3	S$	89.0	(5)%
Gross Profit		13.5		10.0	(26)%
Net Income		8.2		4.2	(49)%

Reported Financial Results of MFS for the Full Fiscal Years Ended September 30, 2005 and 2006

(in millions of Singapore Dollars, except percentages)

	September 30, 2005		September 30, 2006		% Change
Sales	S$	379.5	S$	383.4	1%
Gross Profit		59.5		60.6	2%
Net Income		35.0		29.3	(16)%

Reported Financial Results of MFS for the Three-Month Periods Ended December 31, 2005 and 2006

(in millions of Singapore Dollars, except percentages)

	December 31, 2005		December 31, 2006		% Change
	(unaudited)		(unaudited)
Sales	S$	120.1	S$	106.2	(12)%
Gross Profit		25.0		17.6	(30)%
Net Income		14.4		9.1	(37)%

Reported Financial Results of MFS for the Three-Month Periods Ended March 31, 2006 and March 31, 2007

(in millions of Singapore Dollars, except percentages)

	March 31, 2006		March 31, 2007(1)		% Change
	(unaudited)		(unaudited)
Sales	S$	101.4	S$	91.6	(10)%
Gross Profit		18.7		12.9	(31)%
Net Income		9.6		6.2	(35)%

In addition, MFS’ backlog at June 30, 2006 was S$170 million, at September 30, 2006 was S$143 million, at December 31, 2006 was S$183 million, and at March 31, 2007 was S$136 million. MFS indicated that the 16% decline from June to September 2006 was attributable to weaker demand from key customers, continued weakening of the U.S. Dollar impacting U.S. sales and price reductions given to key customers. MFS also indicated that lower utilization of manufacturing facilities combined with increased prices for raw materials further impacted gross profits. In announcing its backlog at March 31, 2007, MFS noted “reduced bookings by a major customer.” In addition, MFS noted that some of the orders included in backlog are spread over a period of up to twelve months.

In order to better ascertain the condition of MFS’ business, we have made numerous requests for financial and business information from MFS. Despite our multiple requests for information, MFS has provided to us only limited historical information about MFS and has not provided any meaningful information regarding known trends and uncertainties. For example, MFS has not responded to our inquiries as to MFS’ current business relationship with its key customers. Without this material information from MFS regarding the health of its business, we are unable to evaluate whether any trend can be identified from its recent operating results, including whether MFS’ financial results will rebound, decline, or will continue at current levels. Further, absent significant improvement in MFS’ operating results, the combined company may not have sufficient cash flow to service the interest payments on the debt that we would be required to incur to pay the purchase price if the Offer were to proceed and close. MFS has cited as its reason for not providing information to us, its obligations under Singapore law not to share price sensitive information and its need to maintain the confidentiality of commercially sensitive information.

Certain hedge funds affiliated with Stark Investments, Inc., or the Stark hedge funds, have interests in the Offer that may conflict with the interests of our other stockholders in light of the Stark hedge funds’ equity positions in both MFS and us.

The Stark hedge funds own approximately 18% of our outstanding common stock and at least approximately 5% or more of MFS’ outstanding shares and own approximately 48% of our shares not held by WBL Corporation or its affiliates. On November 8, 2006, the Stark hedge funds stated in a filing with the SEC that they currently intend to vote for the Offer, but that they may at a future date determine that it is in their best interest to vote against the Offer. Given that the Stark hedge funds effectively have acquired control of over a majority of our minority shares, we believe the protections of our charter which require related-party transactions to be approved by the majority of the minority shares no longer provide meaningful protection to our minority stockholders. Given that the Stark hedge funds have obtained a significant equity position in both us and MFS, there is a risk that they will vote in favor of the Offer in order to maximize their short-term economic gains as MFS shareholders, notwithstanding the Special Committee’s and board of directors’ determination that the Offer is against the best interests of our stockholders. If we are required to complete the acquisition of MFS under the existing price and current terms of the Offer and the Stark hedge funds are able to control a sufficient number of votes to approve the consummation of the Offer, then our business, financial condition and results of operations could be materially and adversely affected.

Litigation may distract us from operating our business.

Litigation that may be brought by or against us could cause us to incur significant expenditures and distract our management from the operations and conduct of our business. Furthermore, there can be no assurance that we would prevail in such litigation or resolve such litigation on terms favorable to us, which may adversely affect our operations.

As a result of our actions surrounding the Offer, we may be sued by WBL Corporation, MFS, or others, including stockholders of us and/or MFS. There is no guarantee that any such suits will be covered by our insurance or that such suits might not result in substantial fines, penalties or adverse judgments against us.

In addition, the Singapore Securities Industry Council, or the SIC, may review whether the actions of our board of directors and Special Committee are, from the Singapore regulatory perspective, reasonable and appropriate in light of the developments and circumstances. Any such review, if it commences, likely will involve a significant distraction to management. Further, if the SIC determines that our board of directors or Special Committee have not acted appropriately, it may impose sanctions or fines or censures on us, which may further distract our management and harm our business.

We can give no assurances as to when, or if, the Offer will proceed or close.

We are uncertain at this time as to whether WBL Corporation will vote for or against the Offer, given that its undertaking agreement to support the Offer has expired. However, on March 16, 2007, WBL Corporation announced that its board of directors will seek stockholder approval to vote its shares of M-Flex common stock to approve the Offer and tender its ordinary shares of MFS for stock consideration in the Offer. We are uncertain as to the precise date that the WBL Corporation stockholder vote will occur, although we presently believe it may occur in late May 2007. In light of WBL Corporation’s recommendation to its stockholders, we have assumed in this quarterly report that WBL Corporation will not seek to accept cash consideration. If the Offer proceeds, the closing of the Offer is subject to various specified conditions being satisfied or, if applicable, waived, including, among others:

•

the acceptance of the Offer by MFS shareholders holding more than 64% of the outstanding MFS shares (including all MFS shares issued or to be issued pursuant to a valid exercise, prior to the close of the Offer, of any share options under the MFS ESOS);

•	the approval of the issuance of shares of common stock in the Offer by our stockholders; and

•	the absence of any material adverse event affecting MFS, its business or operations.

If these conditions are not satisfied or, if applicable, waived, the Offer and the related transactions likely would be terminated. We have incurred approximately $6.9 million of expenses as of March 31, 2007 in connection with making the announcement of our intention to acquire all of the issued ordinary shares of MFS, which would be required to be written off immediately if the Offer does not proceed and close. Any such write-off could have a substantial impact on our earnings in the period in which it is expensed.

If the Offer is completed, the combined company may not realize any benefits of the transaction and may have a weakened financial condition.

If the Offer closes, our ability to realize any benefits of the transaction will depend, in part, on our ability to integrate the operations of the two companies following the closing of the Offer. At this time we believe that we could not begin integration activities immediately given that we would first need to qualify MFS with our customers.

Even after MFS was qualified by our customers, we have limited experience in acquiring other businesses and technologies. The combination of two independent companies is a complex, costly and time-consuming process. This process may disrupt the business of either or both companies, and may not result in any of the benefits expected by us. The difficulties of combining the operations of the companies may include, among other things:

•

managing the substantial debt service payments that we will incur, which if the financial performance of the combined company were to continue to deteriorate, could result in the combined company not being able to continue as a going concern;

•	possible increased costs and reduced synergies if MFS is required to continue to operate as a listed company in Singapore;

•

possible inconsistencies in standards, controls, procedures and policies, business cultures and compensation structures between both companies, including the need to improve any deficiency in accounting controls or procedures that may exist in MFS at the time we complete the transaction;

•	coordinating and consolidating ongoing and future research and development;

•	consolidating sales and marketing operations;

•	retaining existing customers and attracting new customers;

•	maintaining sales levels from existing common customers who may decide to diversify their supply chain;

•	retaining strategic partners and attracting new strategic partners;

•	retaining key employees, including key sales representatives;

•	consolidating corporate and administrative infrastructures, including consolidating and integrating computer information and financial systems;

•	integrating and managing the technologies and products of the two companies;

•	identifying and eliminating redundant and underperforming operations and assets;

•	relocating or disposing of excess equipment;

•	the need to manage unprofitable operations and the expenses associated with restructuring those operations;

•	using capital assets efficiently to develop the business of the combined company;

•

possible tax costs or inefficiencies associated with integrating the operations of the combined company, including the risk that our efforts to restructure our subsidiaries do not result in any tax savings or result in increased taxes;

•	modification of and costs relating to operating control standards in order to comply with the Sarbanes-Oxley Act and the rules and regulations promulgated thereunder; and

•	retaining and attracting new engineers and research and development personnel to support new products and new technology development.

The closing of the Offer and integration of our and MFS’ operations, products and personnel may place a significant burden on management and internal resources, and divert management’s attention away from our day-to-day business and operations. In addition, if the total costs of the Offer exceed our estimates, or the benefits of the Offer do not exceed the total costs of the Offer, the financial results of the combined company could be adversely affected and actual cost savings and synergies may be lower than currently expected and may take a longer time to achieve than currently anticipated. For these reasons, we may fail to complete successfully the anticipated integration of us and MFS, or to realize any of the anticipated benefits of the integration of the two companies.

Due to the decline in the financial performance of MFS, we may be required to evaluate whether to record an impairment charge as of the date of the consummation of the acquisition related to goodwill recorded in connection with the acquisition of MFS.

Pursuant to Financial Accounting Standards Board No. 142, Goodwill and Other Intangible Assets (“FAS 142”), we are required to test goodwill for impairment annually or more often if events or changes in circumstances indicate that the asset might be impaired. The first stage would require a comparison of the fair value of M-Flex to its net book value. If the fair value is greater than net book value, then no impairment is deemed to have occurred. If the fair value is less than net book value, then the second stage of FAS 142 must be completed to determine the amount, if any, by estimating the fair value of all other assets and liabilities of the reporting unit and comparing this to the net book value.

Due to significant decreases in MFS’ net sales and net income since March 2006, we may be required to assess the amount of impairment related to the goodwill recorded for the acquisition of MFS on the date of the consummation of the acquisition and record an immediate impairment charge. For example, if the fair value of M-Flex as of the date of consummation is below the net book value of M-Flex after recording the acquisition of MFS, we would fail stage one of FAS 142 and would be required to determine if goodwill is impaired. This would include estimating the fair value of all other assets and liabilities as of the date of the completion of the transaction.

If less than 90% of the minority shares of MFS are not tendered in the Offer, the combined company will have increased operating expenses and will be limited in its ability to consolidate MFS’ operations.

If the Offer proceeds and closes, and if less than 90% of the outstanding ordinary shares of MFS (excluding the shares held by M-Flex or our related corporations or our nominees as of the date of the Offer) are tendered in the Offer, we would not be able to exercise our right under Section 215 of the Singapore Companies Act to compulsorily acquire those MFS shares not acquired by us pursuant to the Offer, which is similar to a cash-out merger under Delaware law. As a result, we would be required to continue to operate MFS as a public company in Singapore and there may continue to be minority shareholders of MFS. If MFS is not delisted from the Official List of the Singapore Stock Exchange, we would be required to incur additional expenses each year in order to maintain the public listing of the MFS shares. These expenses would harm the combined company’s consolidated operating results by increasing general and administrative expenses. In addition, to the extent MFS has minority shareholders after completion of the Offer, the companies would be limited in the degree to which they can completely consolidate their operations.

There is a risk that the expected sales of the combined company could decrease if common customers elect to reduce their reliance on the combined company.

M-Flex and MFS share common customers. If any of these customers were to determine to reduce its order level with either company in connection with the transaction, if it occurs, the resulting reduction could adversely impact sales and profitability of the combined company, perhaps severely, depending on the magnitude of the customer. We believe that some customers that have historically relied on both companies to produce products may, if the transaction proceeds, begin to view us as a single supplier and as a consequence thereof, may reduce orders to us and MFS. If the combined company’s revenues and profitability materially decrease as a result, it is highly likely that ultimately there would be an adverse change in the combined company’s assets, business, financial condition, profits, liabilities, prospects or results of operations.

MFS owns its factories in the People’s Republic of China, or the PRC, under a joint venture with an unrelated third party and management of any significant business initiative pertaining to those factories will require approval of that party.

MFS’ factories are owned through joint ventures in which MFS owns 65% and Great Wall Information Industry Co. Ltd, or GWI, owns 35%. Any significant decisions affecting these factories will require unanimous approval of a board of managers with respect to each factory which is comprised of five individuals of which three are appointed by MFS and two are appointed by GWI. There are no dispute resolution provisions or other mechanics in the joint venture agreements between MFS and GWI, and it is possible that MFS and GWI may not always agree on the activities to be conducted by such factories. Any such dispute could significantly harm MFS’ ability to generate revenue and meet its customer commitments. In addition, there are no provisions governing the mandatory sale or buy out of the other party’s interest under the joint venture agreements. Further, if the Offer were to close and we were to decide to close or downsize any of MFS’ existing facilities, we must first obtain approval from GWI in order to take such action.

We are uncertain of the impact that intangible and fixed assets will have on the combined company’s earnings per share.

If the Offer proceeds and closes, until the closing of the Offer, we would not be able to determine with certainty the amount of the purchase price that is allocated to intangible assets and fixed assets. The greater the amount of the purchase price that is allocated to intangible assets and fixed assets, the greater the expense we will incur, which will adversely affect our earnings per share as the values of these assets are amortized and depreciated over their useful lives.

The issuance of shares of common stock to MFS shareholders in the Offer could substantially reduce the percentage ownership interests of our stockholders.

If the closing of the Offer occurs and assuming full acceptance of the Offer and full election of the stock consideration by MFS shareholders, we would effect the issuance of up to approximately 9.6 million shares of common stock to current MFS shareholders (assuming holders of options with respect to 6.3 million MFS shares exercise their options to acquire MFS shares and elect to take the stock consideration), representing approximately 28% of the approximately 34.2 million of the then outstanding shares of our common stock. If only WBL Corporation elects to receive shares of common stock and the remaining MFS shareholders elect to receive cash, we will issue up to approximately 5.3 million shares of stock in the Offer, representing approximately 18% of the approximately 29.8 million shares of our common stock then outstanding. The issuance of common stock to MFS shareholders and MFS option holders will cause a reduction in the relative percentage interest of our current stockholders. In addition, if we raise additional funds to finance the Offer through the sale of equity, or securities convertible into equity, our stockholders will experience further dilution.

Members of the companies’ respective management and boards of directors, as well as significant stockholders, have interests in the Offer that may present them with actual or potential conflicts of interest in connection with the Offer.

Our stockholders should be aware that some of our executive officers and directors have interests in the transaction that may be different from, or in addition to, the interests of our stockholders generally. M-Flex stockholders should be aware that the majority stockholder of both us and MFS is WBL Corporation, which beneficially owns 60% of our common stock and 56% of MFS’ shares. Our director Huat Seng Lim, Ph.D. is an employee of WBL Corporation and our director Mr. Choon Seng Tan is the Chief Executive Officer and a director of WBL Corporation. Officers and directors of MFS and M-Flex may become officers and directors of the combined company.

In addition, the Stark hedge funds beneficially own approximately 18% of our common stock and at least approximately 5% or more of the MFS shares. Because WBL Corporation is a majority stockholder and the Stark hedge funds are stockholders of both us and MFS, we believe that WBL Corporation and the Stark hedge funds have interests that may conflict with our interests.

To be successful, the combined company must retain and motivate key employees, and failure to do so could seriously harm the combined company.

If the Offer proceeds and closes, the combined company must retain and motivate executives and other key employees to be successful. Our employees and MFS’ employees may experience uncertainty about their future roles with the combined company until or after strategies for the combined company are announced or executed, particularly if we are able to exercise our right under Section 215 of the Singapore Companies Act to compulsorily acquire those MFS shares not acquired by us pursuant to the Offer. Difficulties in integrating the operations of the two companies could impact the combined company’s ability to motivate employees and keep them focused on the strategies and goals of the combined company. Moreover, the acceleration and exercise of all MFS stock options outstanding prior to the closing of the Offer, if the Offer closes, may reduce the financial incentive for MFS employees to remain with the combined company after the Offer has closed. These circumstances may adversely affect the combined company’s ability to retain key personnel.

We expect to incur significant costs associated with the Offer.

We have incurred and will incur substantial costs in connection with the Offer and the litigation seeking to prevent the Offer and related transactions from being approved. These costs are primarily associated with the fees of financial advisors, accountants and attorneys and may include additional costs and expenses if we are sued by WBL Corporation, MFS, the Stark hedge funds, the SIC, or others, including stockholders of M-Flex and/or MFS. In addition, we have diverted significant management resources to the Offer. Whether or not the Offer closes, we will have incurred significant costs, including the diversion of management resources, for which we will have received little or no benefit.

If we proceed with the Offer, and if we are unable to finance it through existing cash balances and financings, the completion of the Offer will be jeopardized.

The Offer is designed to allow MFS shareholders to elect to receive cash or shares of our common stock. If a substantial number of MFS shareholders elect to receive cash, or if our cash requirements were to increase materially because of unexpected expenses relating to marketing, advertising, sales, distribution, research and development and regulatory affairs, we would need to obtain additional financing beyond what we currently expect to complete the Offer. In addition, as a result of recent trends reflecting declines in the strength of the U.S. Dollar against the Singapore Dollar, the amount of cash we need to close the Offer is increasing. MFS has announced significant declines in its revenues recently, which has led to a substantial decline in its profitability. In addition, we have recently experienced significant declines in our gross margins, which, if these reduced margins continue, could impair our ability to obtain or service the debt relating to the Offer. If we are unable to obtain adequate new financing on a timely basis, or on commercially acceptable terms, we may be required to delay, reduce the scope of or terminate the Offer and may be subject to certain sanctions or censure by the SIC as a result. In addition, under the terms of our stockholders agreement with WBL Corporation we cannot issue securities, including convertible debt, that would reduce the effective stock ownership of WBL Corporation below a majority of our voting stock outstanding without approval of WBL Corporation. This restriction may make it more difficult to obtain new financing.

Our term sheet with our lender OCBC, provides that it could refuse to provide financing to us for the Offer if a material adverse effect occurs (determined in its discretion), in which case we would be unable to close the Offer even if it were approved by our stockholders.

We have received a non-binding term sheet for a Facility Agreement, or Facility, with Overseas Chinese Banking Corporation, or OCBC, to provide financing for the Offer. OCBC and its affiliates are substantial stockholders in WBL Corporation. This term sheet is subject to a number of risks and uncertainties, including, for example, that it is non-binding and therefore does not require OCBC to fund the loan. Further, this non-binding term sheet includes a material adverse change provision, or MAC clause, that is much broader than the MAC clause in the Offer. According to the MAC clause, OCBC will have the right to review the terms of the Facility in the event of any adverse change in the financial condition of M-Flex Cayman and M-Flex which in the opinion of the Lender may adversely affect the successful completion of the Facility.” If, as a result of this clause, or otherwise, OCBC determines not to fund the loan, we would be unable to complete the Offer, despite the fact that our MAC clause in the pre-conditions to the Offer may not have been implicated. In such an event, our failure to close the Offer could result in the SIC imposing sanctions or fines or censures on us, that include, among other things, generally making our ability to do business in Singapore very difficult.

If the Offer closes, we will have substantially more indebtedness, which will adversely affect our cash flows and business.

We have recently experienced significant declines in our gross margins, which, if these reduced margins continue, could impair our ability to obtain or service the debt relating to the Offer. In addition, MFS has also announced significant year-over-year declines in its revenues recently, which have also led to a substantial decline in its profitability. Based on our assumptions of MFS’ continued declines in revenue and profitability, our existing cash flows and overall profitability could be materially and adversely affected. If the transaction proceeds, we will likely finance the Offer through the incurrence of debt through a credit facility and our business, cash flows and results of operation could be affected by the amount of leverage incurred. In such event, there is a high risk that we may not be able to service our indebtedness without materially and adversely affecting our financial condition. The estimated total amount of funds necessary to finance the Offer and the related transactions will be between approximately U.S. $0 and U.S. $241.3 million, depending upon the number of MFS shares tendered and the percentage of shares tendered for the cash consideration. We assumed at the time that the Offer was announced that substantially all of the $241.3 million would likely need to be borrowed which at the time of the Special Committee’s approval in March 2006 was estimated to be $222 million in cash, but is now currently estimated to be $241.3 million in cash attributable to currency fluctuations between the U.S. and Singapore dollar since March 2006. In addition, as a result of recent trends reflecting declines in the strength of the U.S. Dollar against the Singapore Dollar, the amount of cash we need to close the Offer is increasing. If we fail to timely satisfy the debt payments or default under our credit agreements by breaching our debt covenants or other terms and conditions, we may be subject to foreclosures or liens on our assets; may need to reduce capital expenditures; may not have sufficient working capital to timely deliver customer orders; and may need to sell assets, to restructure or refinance all or part of our existing indebtedness, or to seek additional equity capital. Absent significant improvements in our and MFS’ operating results, the combined company would be in serious jeopardy of defaulting on the interest payments on the debt that we would be required to incur to pay if the Offer closes. As a result of the increase in debt, demands on our cash resources could increase after the Offer. The increased levels of debt could, among other things:

•	subject us to covenants restricting our business activities which may result in additional costs and expenses;

•	divert funds that would otherwise be available to support commercialization, research and development, capital expenditures, acquisitions and other important activities;

•	provide holders of debt instruments with rights and privileges senior to those of equity investors;

•	place us at a competitive disadvantage relative to other companies with less indebtedness;

•	make it difficult to service our debt obligations;

•

limit cash flow available for working capital and capital expenditures to fund organic growth and cash flow for other general corporate purposes because a substantial portion of our cash flow from operations must be dedicated to servicing debt;

•	increase our vulnerability to interest rate increases to the extent any of our variable rate debt is not hedged, which could result in higher interest expense;

•

limit our ability to obtain further debt financing on favorable terms, if at all, in order to fund future working capital, capital expenditures, additional acquisitions and other general corporate requirements; and

•	increase our vulnerability to, and limit flexibility in planning for, adverse economic and industry conditions.

Our ability to make scheduled payments of principal and interest on our debt, or to refinance our indebtedness, will depend upon our future operating performance and our ability to generate cash flows from operations, including our ability to maintain our gross margins, which may be affected by factors beyond our control. In addition, there can be no assurance that future borrowings or equity financings for the payment or refinancing of our indebtedness will be available to us on favorable terms or at all. If we are unable to service any acquisition financing debt we incur, our business, financial condition and results of operations would be materially and adversely affected. In addition, with a significant increase in debt, a 100 basis point increase in debt cost could have a significant effect on our results of operation. Consequently, if the Offer closes, we will be extremely vulnerable to interest rate risk in the future.

The price of our common stock is volatile, which affects the value of the stock consideration to be received by MFS shareholders in the Offer.

If the Offer is made and closes, MFS shareholders electing to receive the stock consideration in the Offer will receive 0.0145 shares of our common stock for each MFS share tendered. Upon the completion of the Offer, because the exchange ratio is fixed at 0.0145 shares of New M-Flex common stock for each MFS share, the market value of our common stock issued in the Offer will depend on the per share market price of our common stock upon the closing of the Offer, if the Offer is made and closes. At the time we first announced our intention to make the Offer on March 30, 2006, the market value of our stock was $66.28 per share, based on the closing price reported on The Nasdaq Global Select Market on March 29, 2006, the last trading day prior to the announcement. The market price of our stock is $16.06, based on the closing price reported on The Nasdaq Global Select Market on May 4, 2007. The market value of our common stock will continue to fluctuate prior to the close of the Offer. We have no obligation to increase the exchange ratio should the value of our common stock be lower at the time of the closing of the Offer than it was at the time of the first announcement of the Offer. In addition, MFS shareholders electing to receive stock consideration in the Offer will be required to agree not to sell any of the stock consideration received in the Offer for a period of six months after the closing of the Offer, if the Offer closes. The value of our common stock may fluctuate during this six month period and the per share market price at the end of the six month period may be higher or lower than the price at the time of the closing of the Offer, if it closes. Accordingly, the market value of our common stock that will be issued in the Offer or at any time after the close of the Offer, if it closes, may be materially different than at the time of the announcement of the Offer.

Unaudited pro forma financial information is presented for illustrative purposes only and may not be an indication of the combined company’s financial condition or results of operations following the closing of the Offer, if the Offer closes.

The pro forma financial information of the combined company contained in our registration statement on Form S-4, as amended from time to time, is presented for illustrative purposes only and may not be an indication of the combined company’s financial condition or results of operations following the closing of the Offer, if the Offer closes. The pro forma financial information has been derived from the historical financial statements of us and MFS and certain adjustments and assumptions have been made regarding the combined company after giving effect to the Offer. The assumptions used may not prove to be accurate, and other factors may affect the combined company’s financial condition or results of operations. Moreover, the pro forma financial information does not reflect all costs that are expected to be incurred by the combined company in connection with the Offer, including incremental costs incurred in integrating the two companies or effecting a compulsory acquisition of MFS. As a result, the actual financial condition and results of operations of the combined company following the closing of the Offer, if the Offer closes, may not be consistent with, or evident from, these pro forma financial statements.

If the Offer proceeds and closes, the integration of our and MFS’ businesses would be expensive and would require significant focus on staffing, training and compliance procedures, as well as significant additional expense, for our internal control over financial reporting under Section 404 of the Sarbanes-Oxley Act of 2002.

As a Singapore company, MFS has not had to comply with the requirements of Section 404 of the Sarbanes-Oxley Act of 2002 concerning the effectiveness of internal controls over financial reporting. Consequently, MFS does not currently have the staff, experience, training or procedures to comply with these requirements. The integration of M-Flex and MFS would be expensive and would require significant focus on staffing and training to address these requirements. If we are unable to implement our compliance procedures and have a properly trained staff in place on a timely basis, we could encounter a significant deficiency or material weakness in our internal controls. If in the future we are unable to assert that our internal control over financial reporting is effective as of the end of the then current fiscal year or applicable quarter (or, if our independent registered public accounting firm is unable to attest that our management’s report is fairly stated or they are unable to express an opinion on the effectiveness of our internal controls), we could lose investor confidence in the accuracy and completeness of our financial reports, which could result in a negative market reaction.

We will encounter material adverse consequences if we are unable to process and report, on a timely basis, the combined business’ financial results under U.S. GAAP and SEC requirements.

Because the transaction will significantly increase the complexity of our global operations, we will need to develop and implement worldwide procedures designed for accurate and timely financial reporting under U.S. GAAP and SEC requirements. In addition, we will need to train the staff of the combined business to comply with these requirements on a global basis. If we are unable to close our books and prepare financial reports on a timely basis, we would be required to seek a reporting extension under applicable SEC rules. A reporting extension could adversely impact the trading of our stock, erode investor confidence and result in other material adverse consequences. In addition, the additional complexities and staff will increase our administrative costs, which will adversely impact our profitability.

Additional Information and Where to Find It

M-Flex has not yet commenced any offer for the shares of MFS. The offer, if made, will be made only pursuant to the Offer Document/Prospectus included in the Registration Statement on Form S-4 (the “S-4”) that was filed with the SEC on June 27, 2006, as amended from time to time, which also contains a proxy statement with respect to the special stockholders meeting to be held by M-Flex. Information contained in this script is not a substitute for the information contained in the S-4 or any other relevant document that M-Flex may file with the SEC. Stockholders and investors are urged to read the S-4 and any other relevant document filed with the SEC when they become available, and before making any voting or investment decision, because such documents will contain important information, including detailed risk factors about M-Flex, MFS and the proposed transaction. These documents are or will be available free of charge at the SEC’s website (www.sec.gov) or by directing a request for such a filing to M-Flex at 3140 East Coronado Street, Anaheim, California, 92806, Attention: Investor Relations, or by telephone at (714) 573-1121, or by email to investor_relations@mflex.com, or through M-Flex’s website (www.mflex.com) as soon as reasonably practicable after such material is filed with or furnished to the SEC. This information also will be available on the website of the Singapore Securities Exchange Trading Limited at www.sgx.com.

M-Flex, MFS and their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from M-Flex stockholders in connection with the proposed transaction. Information about the directors and executive officers of M-Flex and their ownership of M-Flex stock is set forth in the S-4 and in the proxy statement for M-Flex’s 2007 Annual Meeting of Stockholders. Information about the directors and executive officers of MFS and their ownership of MFS shares is set forth in the annual report of MFS. Investors may obtain additional information regarding the interests of such participants by reading the S-4.